

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Brian McFadden
Chief Executive Officer
Eightco Holdings Inc.
909 New Brunswick Ave.
Phillipsburg, NJ 08865

      Re: Eightco Holdings Inc.
           Registration Statement on Form S-3
           Filed February 5, 2024
           File No. 333-276876

Dear Brian McFadden:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed February 5, 2024

General

1. We note that your Form 10-Q for the quarter ended September 30, 2023 on page 10 states that "[t]he accompanying financial statements have been prepared on a going concern basis..." and that there is "...substantial doubt about [your] ability to continue as a going concern within one year after the date that the financial statements are issued." Please revise Summary and where appropriate regarding the auditor's doubt about your ability to continue as a going concern.

Risk Factors, page 5

2. We note the disclosure in your Form 8-K filed on October 5, 2023 that you received notice of non-compliance with the Nasdaq requirements pertaining to the minimum bid price for listed stock pursuant to its rules for continued listing. Please revise here and where appropriate to disclose the risks related to this notice and the risks of a

       potential delisting, including your continued eligibility to use Form S-3 and potential violations, if any, of representations and warranties associated with your funding sources.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Alla Digilova